UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-3619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN

*Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Savings Plan Committee
Pfizer Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that KPMG and our predecessor firms began serving as the Plan’s auditor, however, we are aware that KPMG and our predecessor firms have served as the Plan’s auditor since at least 1977.

Memphis, Tennessee
June 17, 2020

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
(THOUSANDS OF DOLLARS)	2019	2018
Assets
Investments, at fair value
Pfizer Inc. common stock	$1,842,199	$2,131,831
Pfizer Inc. preferred stock	41,025	50,880
Common/collective trust funds	10,993,033	8,404,459
Mutual funds	1,121,857	1,381,634
Self-directed brokerage account	235,728	201,740
Total investments, at fair value	14,233,843	12,170,545

Investments, at contract value
T. Rowe Price Stable Value Fund	1,510,575	1,517,446
Total investments	15,744,418	13,687,991

Receivables
Participant contributions	10,359	10,727
Company contributions	304,561	287,075
Notes receivable from participants	110,191	108,555
Securities sold	—	783
Interest and other	2,372	1,881
Total receivables	427,483	409,021
Total assets	16,171,901	14,097,012

Liabilities
Investment management fees payable	710	412
Total liabilities	710	412
Net assets available for plan benefits	$16,171,190	$14,096,600
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2019
Additions/(reductions) to net assets attributed to:
Investment income
Net appreciation in investments	$2,289,427
Pfizer Inc. common stock dividends	69,572
Pfizer Inc. preferred stock dividends	1,100
Interest income	61,452
Dividend income from other investments	2,305
Total investment income	2,423,856
Interest income from notes receivable from participants	5,740
Less: Investment management, redemption and loan fees	(5,529)
Net investment and interest income	2,424,067

Contributions
Participant	445,120
Company	445,685
Rollovers into the Plan	86,350
Total contributions	977,154
Total additions	3,401,221

Deductions from net assets attributed to:
Benefits paid to participants	1,401,750

Net increase	1,999,471

Transfers into the Plan	75,119

Net assets available for plan benefits
Beginning of year	14,096,600
End of year	$16,171,190
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Pfizer Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

On September 3, 2015, the Company acquired Hospira, Inc. (Hospira). In connection with the acquisition, the Company adopted and assumed sponsorship of the Hospira 401(k) Retirement Plan (Hospira Plan), effective September 3, 2015. On January 1, 2018, former Hospira colleagues became eligible for the Plan, and the Hospira Plan was merged into the Plan on January 9, 2018.

On September 28, 2016, the Company acquired Medivation, Inc. (Medivation). In connection with the acquisition, the Company adopted and assumed sponsorship of the Medivation 401(k) Plan (Medivation Plan), effective September 28, 2016. On January 1, 2018, former Medivation colleagues became eligible for the Plan, and the Medivation Plan was merged into the Plan on January 24, 2018.

On June 14, 2019, the Company acquired Array BioPharma Inc. (Array). In connection with the acquisition, the Company adopted and assumed sponsorship of the Array BioPharma Inc. 401(k) Savings Plan (the Array Plan), effective June 14, 2019. The Array Plan was merged into the Plan after close of the market on December 31, 2019, and former Array colleagues became eligible for participation in the Plan on January 1, 2020.

On July 31, 2019, the Company formed a consumer healthcare joint venture with GlaxoSmithKline plc that operates globally under the GSK Consumer Healthcare name. As a result, the Plan was amended in July 2019 to reflect that certain employees transferred to the GSK Consumer Healthcare joint venture and were no longer eligible for the Plan; however, such employees remained eligible to receive the quarterly Company matching contributions and the 2019 Retirement Savings Contribution (RSC), each as described in the Contributions section below, through the end of the third quarter of 2019 and the end of the calendar year 2019, respectively. Additionally such employees also became 100% vested in their RSC account in the Plan.

Plan Administration

The Plan is administered by the Savings Plan Committee of the Plan Sponsor (the Plan Administrator), the named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers and other service providers to the Plan and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds, which are reviewed by an independent fiduciary appointed by the Savings Plan Committee.

Administrative Costs
Plan participants pay quarterly fees from their account balances. These fees include general plan administrative fees and expenses, such as recordkeeping, trustee and investment reporting fees. The quarterly fee deductions take place on the first business day following the end of each quarter (and are deducted from any full account distribution occurring during a quarter). In addition, certain transaction fees such as check fees, loan fees and qualified domestic relations order fees are paid by Plan participants.

Contributions

Participants may contribute up to 30% of their eligible compensation on a before-tax basis, an after-tax basis or a combination of both. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched. Participants who have attained age 50 before the end of the Plan’s year are eligible to make catch-up contributions, however, these contributions are not matched.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Company matching contributions are deposited into the Plan each quarter, rather than with each payroll. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as at least age 55 with at least 10 years of service or age 65), death or disability, such participant will receive the matching contribution. In January 2019, the Company funded the fourth quarter 2018 Company matching contributions in the amount of approximately $31.3 million. In January 2020, the Company funded the fourth quarter 2019 Company matching contributions in the amount of approximately $29.3 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Under the Code, salary deferral contributions, total annual contributions and the amount of compensation that may be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, as applicable.

The Plan includes a Roth 401(k) in-plan conversion option, which allows participants to transfer after-tax dollars into the Roth account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered “qualified Roth distributions” under the Code, such distributions are not subject to taxes.

The Plan includes an RSC, which is an additional annual Company-provided contribution based on age and years of service. With the exception of certain participants who are specifically excluded by the Plan terms, participants generally are eligible to receive the RSC. Effective January 1, 2018, the Company froze its non-union U.S. and Puerto Rico defined benefit plans and began providing RSC eligibility for those active employees. The RSC contributions are deposited into the Plan annually, following the close of the Plan year, usually in February. In general, participants must be actively employed on the last day of the year to receive the RSC; however, if the participant separates from the Company prior to the last day of the year due to retirement (defined as at least age 55 with at least 10 years of service or age 65), death or disability, such participant will receive the RSC. In February 2019, the Company funded the RSC for Plan year 2018 in the amount of approximately $255.7 million. In February 2020, the Company funded the RSC for Plan year 2019 in the amount of approximately $275.3 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately 100% vested in their contributions and all Company contributions with the exception of the RSC. For the RSC, participants are 100% vested after three years of credited service.

Forfeited Amounts

Forfeited amounts of terminated participants are generally used to reduce future Company contributions. At December 31, 2019 and 2018, the market value of forfeitures available for use totaled approximately $4.0 million and $2.9 million, respectively. In 2019 and 2018, Company contributions were reduced by approximately $2.7 million and $1.0 million, respectively, from forfeited amounts.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans into the Plan.

Investment Options

Each participant in the Plan elects to have his or her contributions and Company contributions invested in any one or a combination of investment funds in the Plan, including a self-directed brokerage account. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

participant’s Qualified Default Investment Alternative (QDIA), which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

Eligibility

Generally, all U.S.-based employees of the Company are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by an employee group not designated for participation in the Plan, (iii) are covered by a collective bargaining agreement and have negotiated a different eligibility date or (iv) are otherwise eligible for another Company-sponsored savings plan.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate. Contributions are invested in the Plan’s QDIA fund based on the participant’s year of birth.

Notes Receivable from Participants
Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum loan is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Loans transferred to the Plan due to the merger of legacy plans into the Plan maintain the terms of the original plan. Interest rates on outstanding loans ranged from 3.25% to 10.50% at December 31, 2019 and 2018.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination of employment, participants will have 90 days to repay the outstanding loan balance or to set up recurring monthly payments before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Participants are entitled to receive distributions upon termination, and may be able to take voluntary, in-service withdrawals, which include hardship withdrawals. Mandatory distributions are made in accordance with Plan provisions.
2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the accompanying statements of net assets available for plan benefits present the contract value of the fully benefit-responsive investment contracts, and the statement of changes in net assets available for plan benefits are prepared on a contract value basis.

Some amounts in the financial statements, notes to financial statements and supplemental schedule of the Plan may not add due to rounding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock and self-directed brokerage accounts are valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms, or holding periods that would limit the ability of the Plan or the participants to transact at the NAV. The T. Rowe Price Stable Value fund represents direct investments in Synthetic Investment Contracts (SICs) that are fully benefit-responsive and reported at contract value as contract value is the relevant measurement. See Note 4, Investment Contracts, for additional information.

The per-share stated value of the Pfizer Inc. preferred stock is $40,300 and each share is convertible, at the holder’s option, into 2,574.87 shares of Pfizer Inc. common stock. The Pfizer Inc. preferred stock may also be redeemed by Pfizer Inc. at any time or upon termination of the employee stock ownership plan trust in which it is held, at Pfizer Inc.’s option, in cash, in shares of common stock or a combination of both at a price of $40,300 per share. Pfizer Inc. preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value and are valued using either the higher of the per-share equivalent stated value of $40.30 ($40,300 stated value divided by 1,000) or the quoted market price on the New York Stock Exchange of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year. At December 31, 2019 and 2018, Pfizer Inc. preferred stock was valued at $100.88 per share and $112.39 per share, respectively, based on the closing Pfizer Inc. common stock price of $39.18 per share and $43.65 per share on December 31, 2019 and 2018, respectively.

See Note 5, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation/(depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

3. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated April 18, 2018 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is generally no longer subject to income tax examinations for years prior to 2016.
4. Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Fund, which is composed of fully benefit-responsive SICs held directly. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

contract value for credit risk of the contract issuers or otherwise. The value of SICs held by the plan totaled approximately $1.5 billion as of December 31, 2019 and 2018.

Investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets (which may include units of fixed income commingled or common trust funds) owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan’s or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuer consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.
5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation and Income Recognition, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Fair Value as of December 31, 2019
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$1,842,199	$—	$1,842,199
Pfizer Inc. preferred stock	—	41,025	41,025
Common/collective trust funds	—	10,993,033	10,993,033
Mutual funds	1,121,857	—	1,121,857
Self-directed brokerage account	235,728	—	235,728
Total	$3,199,785	$11,034,058	$14,233,843

	Fair Value as of December 31, 2018
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$2,131,831	$—	$2,131,831
Pfizer Inc. preferred stock	—	50,880	50,880
Common/collective trust funds	—	8,404,459	8,404,459
Mutual funds	1,381,634	—	1,381,634
Self-directed brokerage account	201,740	—	201,740
Total	$3,715,206	$8,455,340	$12,170,545
Amounts may not add due to rounding.
6. Related Party Transactions and Party-In-Interest Transactions

Northern Trust, the trustee of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity, the recordkeeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.
7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
8. Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock and, through May 4, 2020, Pfizer Inc. preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits. See Note 9, Subsequent Events, for additional information.
9. Subsequent Events

In December 2019, illnesses associated with novel coronavirus disease of 2019 (COVID-19) were reported and the virus has since caused widespread and significant disruptions to daily life and economies across geographies. The World Health Organization has classified the outbreak as a pandemic. Since December 31, 2019, there has been volatility in the financial markets largely driven by concerns over COVID-19; however, Plan participants may select investments from a portfolio of diversified investment options, which may mitigate market instability. Effective April 1, 2020, the Plan adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) due to the global pandemic, which allows participants to take special withdrawals and defer loan repayments as permitted under the CARES Act.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Prior to May 4, 2020, Pfizer’s Series A convertible perpetual preferred stock (the Preferred Stock) was held by an employee stock ownership plan trust (the Trust). The Preferred Stock was held in the Pfizer Preferred Stock ESOP Fund within the Plan. On April 28, 2020, the independent fiduciary under the Trust directed the trustee and custodian of the Trust to convert all of the shares of the Preferred Stock held in the Trust to shares of Pfizer common stock, in accordance with the certificate of designations for the Preferred Stock. All outstanding shares of Preferred Stock were converted into shares of Pfizer common stock on May 4, 2020. The Trust received 1,006,485 shares of Pfizer common stock upon conversion, which were deposited into the Pfizer Preferred Stock ESOP Fund, with zero shares of Preferred Stock remaining outstanding as a result of the conversion. It is expected that after the close of business on June 29, 2020, the Pfizer Preferred Stock Fund will be transferred into the Pfizer Frozen Stock Fund.

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 17, 2020, the date at which the financial statements were available to be issued, and no additional events were noted which warrant adjustments to, or disclosure in, the financial statements.
10. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Fund representing fully benefit-responsive investment contracts are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	December 31,
(THOUSANDS OF DOLLARS)	2019	2018
Net assets available for plan benefits per the financial statements	$16,171,190	$14,096,600
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value	22,477	(28,727)
Amounts allocated to withdrawing participants	(3,737)	(2,009)
Deemed distributions	(3,118)	(2,786)
Net assets available for plan benefits per Form 5500	$16,186,812	$14,063,078

The following is a reconciliation of benefits paid, including rollovers, to participants per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2019
Benefits paid to participants, including rollovers, per the financial statements	$1,401,750
Amounts allocated to withdrawing participants and deemed distributions at end of year	6,855
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(4,795)
Benefits paid to participants, including rollovers, per Form 5500	$1,403,810

The following is a reconciliation of net depreciation in investments per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2019
Net appreciation in investments per the financial statements	$2,289,427
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at end of year	22,477
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at beginning of year	28,727
Net appreciation in investments per Form 5500	$2,340,631

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2019
(THOUSANDS OF DOLLARS)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value

*	Pfizer Inc. Common Stock	Common stock				$1,842,199

*	Pfizer Inc. Preferred Stock	Preferred stock				41,025

*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund				85,277
*	NTGI – Russell 2000 Small Cap Index Fund	Collective trust fund				341,890
*	NTGI – S&P 500 Index Fund	Collective trust fund				2,126,086
	BlackRock MidCap Equity Index Fund	Collective trust fund				571,585
	BlackRock International Equity Index Fund	Collective trust fund				101,198
*	Fidelity Large Cap Growth Fund	Collective trust fund				1,704,881
	Oppenheimer Developing Markets Fund	Collective trust fund				200,045
	Boston Partners Large Cap Value Fund	Collective trust fund				493,057
	Wellington International Research Equity ex
	Emerging Markets Fund	Collective trust fund				515,385
	Vanguard Target Retirement Income Trust Select	Collective trust fund				318,054
	Vanguard Target Retirement 2015 Trust Select	Collective trust fund				96,462
	Vanguard Target Retirement 2020 Trust Select	Collective trust fund				642,223
	Vanguard Target Retirement 2025 Trust Select	Collective trust fund				689,252
	Vanguard Target Retirement 2030 Trust Select	Collective trust fund				1,089,903
	Vanguard Target Retirement 2035 Trust Select	Collective trust fund				595,530
	Vanguard Target Retirement 2040 Trust Select	Collective trust fund				764,421
	Vanguard Target Retirement 2045 Trust Select	Collective trust fund				344,719
	Vanguard Target Retirement 2050 Trust Select	Collective trust fund				179,828
	Vanguard Target Retirement 2055 Trust Select	Collective trust fund				102,961
	Vanguard Target Retirement 2060 Trust Select	Collective trust fund				30,277
	Total common/collective trust funds					10,993,033

	T. Rowe Price Small Cap Stock Fund	Mutual fund				496,240
	Diversified Bond Fund – Core	Mutual fund				562,941
	Diversified Bond Fund – High Yield	Mutual fund				31,340
	Diversified Bond Fund - Emerging Markets	Mutual fund				31,335
	Total mutual funds					1,121,857

	Self-Directed Brokerage Account	Self-directed brokerage account				235,728

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2019
(THOUSANDS OF DOLLARS)
(continued)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value

	T. Rowe Price Stable Value Fund –
***	American General Life Insurance Company Contract #GA-IM-266-1658155	Synthetic investment contract	2.53%	**		190,622
***	JPMorgan Securities, LLC Contract #ATRPPFIZER 01	Synthetic investment contract	2.61%	**		166,817
***	New York Life Insurance Company GIC Contract #GA-29302	Synthetic investment contract	2.54%	**		146,584
***	The Prudential Insurance Company of America Contract #GA-63191	Synthetic investment contract	2.61%	**		240,820
***	Royal Bank of Canada Contract #TRPPFIZER01	Synthetic investment contract	2.55%	**		153,955
***	State Street Bank and Trust Company Contract #96028	Synthetic investment contract	2.60%	**		289,508
***	Massachusetts Mutual Life Insurance Company Contract #30011	Synthetic investment contract	2.66%	**		75,464
***	Metropolitan Life Insurance Company Contract #35919	Synthetic investment contract	2.68%	**		246,804
	Total T. Rowe Price Stable Value Fund					1,510,575

	Total investments					15,744,418

*	Notes receivable from participants	Interest Rates: 3.25% - 10.50%				110,191
		Maturity Dates: 2020 - 2035
	Total					$15,854,609

*	Party-in-interest as defined by ERISA

**	Open-ended maturity

***	Current value represents contract value

****	Cost information omitted as all investments are fully participant-directed. This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.
Amounts may not add due to rounding.
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Kevin Dillon

Kevin Dillon
Member, Savings Plan Committee
Date: June 17, 2020